UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Bimini Capital Management, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

090319401
(CUSIP Number of Class of Securities)

Robert E. Cauley
Chairman and Chief Executive Officer
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
S. Gregory Cope, Esq.
Vinson & Elkins L.L.P.
2200 Pennsylvania Avenue NW
Suite 500 West
Washington, DC 20037
(202) 639-6500
(202) 879-8916 (Facsimile)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,200,000	$266.64
*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2.2 million in value of shares of the common stock, par value $0.001 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Bimini Capital Management, Inc., a Maryland corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase up to $2.2 million in value of shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a price not greater than $2.20 nor less than $2.00 per Share, net to the sellers in cash, without interest and less any applicable withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated May 29, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The subject company is Bimini Capital Management, Inc., a Maryland corporation. The Company’s principal executive offices are located at 3305 Flamingo Drive, Vero Beach, Florida 32963. The Company’s phone number is (772) 231-1400. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 (“Price Range of Shares of Class A Common Stock; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning the Company”) and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) in the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet,”
•	“Introduction,”
•	Section 1 (“Number of Shares of Class A Common Stock; Purchase Price; Proration”),
•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),
•	Section 3 (“Procedures for Tendering Shares of Class A Common Stock”),
•	Section 4 (“Withdrawal Rights”),
•	Section 5 (“Purchase of Shares of Class A Common Stock and Payment of Purchase Price”),
•	Section 6 (“Conditional Tender of Shares of Class A Common Stock”),
•	Section 7 (“Conditions of the Offer”),
•	Section 9 (“Source and Amount of Funds”),

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”),
•	Section 13 (“Certain U.S. Federal Income Tax Consequences”),
•	Section 14 (“Extension of the Offer; Termination; Amendment”), and
•	Section 16 (“Miscellaneous”).

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares of Class A Common Stock”) and in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, are incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index immediately preceding signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated May 29, 2019.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Bimini Capital Management, Inc. Press Release, dated May 29, 2019, announcing the transaction.
(b)	Not applicable.
(d)(1)
Rights Plan, dated as of December 21, 2015, between the Company and Broadridge Corporate Issuer Solutions, Inc. incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated December 21, 2015, filed with the Securities and Exchange Commission on December 21, 2015.

(d)(2)
Bimini Capital Management, Inc. 2011 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.23 to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2011.

(d)(3)
Severance Agreement, dated June 30, 2009, by and between the Company and Robert E. Cauley (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2009).

(d)(4)
Severance Agreement, dated June 30, 2009, by and between the Company and G. Hunter Haas IV (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2009).

(d)(5)	Form of Executive Officer Indemnification Agreement.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

BIMINI CAPITAL MANAGEMENT, INC.

By:	/s/ Robert E. Cauley
Name:	Robert E. Cauley
Title:	Chairman and Chief Executive Officer